SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2005

GENESYS S.A.

(Exact name of registrant as specified in its charter)

L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 13, 2005

GENESYS SA

By: /s/ François Legros

Name: François Legros

Title: Chairman and Chief Executive Officer



Genesys Conferencing

Q1 2005 Earnings

May 12, 2005

FORWARD-LOOKING STATEMENTS

In this presentation, statements that are not purely historical are « forward-looking statements ». These statements may be referred to by terms such as anticipates, believes, continues, intends, expects, plans and other similar terms. Such statements are based upon our current expectations regarding market and economic conditions, product plans, product pricing and other factors. In particular, these forward-looking statements include, but are not limited to the company's future financial and operating performance, statements regarding revenue, earnings, customer growth and retention, competition and technology, as well as trends in our business and the market in general. These statements are subjects to risks and uncertainties that may cause actual results to differ materially than those stated in the forward-looking statements. These risks and uncertainties are more completely described in the Form 20-F that was filed by Genesys Conferencing with the Securities and Exchange Commission on May 2, 2005. In addition, our financial forecasts are inherently speculative and uncertain. We do not undertake any obligation to update any of these forecasted numbers of forward-looking statements.



Strategic Positioning

Genesys Conferencing

Volume Growth by Service



500
400
300
200
100
0
Volume (millions of minutes)
Q1 2002
Q2
Q3
Q4
Q1 2003
Q2
Q3
Q4
Q1 2004
Q2
Q3
Q4
Q1 2005
Multimedia Minute
GenMC-Automated
Attended

Genesys Conferencing

Core Objective


TECHNOLOGY
COST EFFICEINT
VOLUME GROWTH
SCALE
GLOBAL COVERAGE
INNOVATION
ATTRACTIVE VALUE PROP

- 2003 to 2004 Focus
  - Technology, cost efficiency, volume growth, scale
- 2004
  - Innovation, global coverage
  - Sharpening the value proposition
- 2005 and beyond
  - Strongly positioned for the Large Enterprise market

Genesys Conferencing

The Genesys Difference

Enabling the Large Enterprise

1



INNOVATION & INTEGRATION

2



GLOBAL COVERAGE WITH LOCAL SUPPORT

3


MULTIMEDIA
MINUTE

UNPARALLELED VALUE PROPOSITION

Genesys Conferencing

Market Opportunity


Large Enterprise Market
SME 19.8%
Entreprise
69.6%
SOHO 10.6%

Audio Conferencing Services Market in the US
(% of revenues by end user size, 2002-2011. Base year 2004)
Frost & Sullivan, April 2005

Genesys Conferencing



Q1 2005
Operating Performance

Genesys Conferencing

Revenue: Quarterly Trend


Revenue Trend (in millions)
50
45
40
35
30
25
20
15
10
5
0
Q1 2003
Q2
Q3
Q4
Q1 2004
Q2
Q3
Q4
Q1 2005
Euros
US Dollars

Genesys Conferencing

Q1 2005

GenMC Revenue



Genesys Meeting Center Revenue (in millions)
40
30
20
10
0
€27.2
€26.6
$34.0
$34.9
Euros
Dollars
Q1 2004
Q1 2005

Genesys Conferencing

Q1 2005

Gross Profit



Gross Profit
35
30
25
20
15
10
5
0
Gross Profit (in millions)
62.0%
64.0%
$28.1
$28.6
€ 22.5
€ 21.8
70%
60%
50%
40%
30%
20%
10%
0%
Gross Margin %
Q1 2004
Q1 2005
Euros
Dollars
Gross Margin

Genesys Conferencing

Q1 2005

SG&A

Selling General & Administrative* *(in millions)*


25
20
15
10
5
0
€ 18.9
$23.6
€ 17.7
$23.2
Q1 2004
Q1 2005
Euros
Dollars

Genesys Conferencing

*Excluding non-recurring and restructuring charges and amortization of intangibles assets.

Q1 2005

Operating Expenses

General & Administrative *(in millions)* | **Sales & Marketing** *(in millions)*



14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
€ 8.7
$10.8
€ 7.9
$10.4
€ 9.0
$11.2
€ 9.2
$12.0
Q1 04
Q1 05
Q1 04
Q1 05
Euros
Dollars

Genesys Conferencing

*Excluding non-recurring and restructuring charges.

Q1 2005

EBITDA



EBITDA*
9
8
7
6
5
4
3
2
1
0
EBITDA (in millions)
25%
20%
15%
10%
5%
0%
EBITDA Margin %
€ 4.8
$6.0
13.3%
€ 6.3
$8.3
18.4%
Q1 2004
Q1 2005
Euros
Dollars
EBITDA Margin

Genesys Conferencing

*EBITDA excluding stock-based compensation expenses.

Q1 2005

Net Income and EPS



Net Income (in millions)
4
3
2
1
0
-1
-2
-3
-4
-5
€ (3.2)
€(0.18)
$(4.0)
Q1 2004
€ 2.7
€0.15
$3.5
Q1 2005
€ 0.20
€ 0.15
€ 0.10
€ 0.05
€ 0.00
-€ 0.05
-€ 0.10
-€ 0.15
-€ 0.20
Earning Per Share
Euros
Dollars
EPS

Genesys Conferencing

Q1 2005

Cash Earnings per Share

First Quarter 2005

(€ in millions)

Net Income	€ 2.7
Depreciation	2.2
Amort. of Intangibles	0.8
Other Items, Net*	0.2
Total Cash Earnings	€ 5.9

Fully Diluted Shares 18,372,841

Cash EPS



0.50
0.40
0.30
0.20
0.10
0.00
€ 0.21
$0.26
€ 0.32
$0.42
Q1 2004
Q1 2005

*Includes deferred tax, restructuring charges, amortization of deferred financing costs and other non-recurring items.

Genesys Conferencing

Liquidity

- As of March 31, 2005
  - Net cash* € 7.5 million
  - Net debt € 74.7 million
- As of April 30, 2005, payments under existing senior credit facility
  - Principal € 4.6 million
  - Interest € 1.9 million

*Net cash is total cash and cash equivalents less bank overdrafts.

Conclusion

Genesys is Uniquely Positioned in a Changing Industry

- Highly flexible multimedia technology platform
- Fastest growing multimedia conferencing provider
- Core VoIP capabilities
- Global distribution, common practices
- Experienced large enterprise sales and customer service teams
- Demonstrated ability to optimize costs
- Flexibility to invest in sales and technology, while steadily reducing debt



Questions & Answers

Genesys Conferencing